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                                                                    EXHIBIT 99.3

PRESS CONFERENCE
AZIM PREMJI - CHAIRMAN, VIVEK PAUL - VICE CHAIRMAN, SURESH SENAPATY- CFO (ALL WIPRO LIMITED)
RAMAN ROY-CHAIRMAN, WIPRO SPECTRAMIND, SURESH VASWANI - PRESIDENT, WIPRO INFOTECH AND VINEET AGRAWAL, PRESIDENT- WIPRO CONSUMER CARE AND LIGHTING

SPEAKER: I extend a warm welcome to all of you to the Wipro Campus and to this press conference. We will be starting the press conference with an address from Mr. Premji, which will be taking off in about five minutes from now, followed by the question and answers session. We are also recording the whole proceedings in terms of questions and answers, so I would request you to speak into the mike and do not ask the question unless you have the mike in your hand, and also raise hands if you want to ask questions. We can go on with this question and answer session up to 11:20 or so and after that we will break for high tea and I would request you to join us for high tea. I would now request Mr. Premji to deliver his statement. Thank you.

PREMJI: Good morning to all of you and I would like to welcome you to our campus. I would also like to thank you for the efforts you have taken to come here. Sometimes it is quite a ride with the way the Sarjapur Road has been crowding up. So if anything you all can influence for the expansion of the roads, which we would appreciate.

I am happy to share with you the results for the quarter ended June 30, 2003, which are with you in the press docket. Therefore, let me share with you some of our thoughts on how we see the environment.

Our strategy of becoming a comprehensive IT Solutions provider is beginning to be reflected in our operations and in our operating results. Revenues from Business Process Outsourcing, which was nil last year, is now about 9% of our Services exports Revenues. Consequent to acquisitions and internal initiatives, our Revenues from Consulting Services is now approximately 5% of our Revenues for our Global IT business segment, up from an almost zero base a few quarters ago. We have significantly enhanced our ability to serve various industry sectors - the most recent example being the augmentation of our offerings in the area of Financial Services through our acquisition of Nervewire. Meanwhile, we continue to grow our traditional services including Infrastructure Management and Package Implementation. We believe that we are moving in the strategic direction that we desire.

Operationally, though, challenges in the near term continue. The recent appreciation of the rupee against the U.S. dollar has added a new challenge since the majority of our revenues are in dollars and a significant part of our costs are in rupees. Although proactive hedging did help us in maintaining the exchange rates in this quarter, we believe this will remain a difficult challenge for us to manage effectively. Acquisitions pose challenges in terms of successful integration and driving synergies, not to mention the short-term dilution in margins. Our experience in this regard so far has been satisfactory
- both Wipro Spectramind and our Energy & Utilities Consulting practice have demonstrated synergies and turned in profits for the quarter ended June 2003. The charge that resulted from our acquisition of Nervewire has been reflected in this quarter's results.
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On the positive side, volume growth continues to be robust across verticals.
Customer interest in Offshore IT Services continues to be high. The market for IT-Enabled Services continues to grow, and at a healthy pace and we believe that, with our leadership and track record with Wipro Spectramind, we are well positioned to lead this growth. We are also seeing increased traction in our Product R&D Technology business. We believe that, unlike in 2002-03, we will not experience a significant drag on our overall growth rate resulting from a decline in our Product R&D Technology business.

Going forward, in our Global IT Services and Products business, we will continue to pursue our strategy of becoming a comprehensive provider of IT Services. In the same breath, we will continue to aggressively pursue growth in Revenues and Profits.

For the quarter ending September 2003, we anticipate that we will continue to see volume-led growth. We expect a slight recovery in Operating Margins for the next quarter excluding the probable impact of appreciation of the Rupee. The improvement would be driven by increased in Offshore Services, improved utilization rates for our employees and prudent cost management.

Let me just introduce the people who are on the dais. On the extreme left is Vineet Agarwal, he is President of our Consumer Care and Lighting Business. Next to him is Suresh Senapathy, he is our Chief Financial Officer. Next to him is Vivek Paul, he is our Vice Chairman and Chief Executive Officer of our Global IT Services Business. Next to him is Suresh Vaswani who is President of Wipro Infotech which is our IT business for India, Asia Pacific, and Middle East, and towards me is Raman Roy who is Chairman of the Wipro Spectramind and our Chief Executive of Wipro Spectramind.

SPEAKER: If you want to ask any question raise your hands so that we can get the mike over to you and please speak into the mike so that it can help us record it.

CORRESPONDENT: I was interested only in the sequential quarter point of view, the growth shows that most of them are parameters in the negative, what could be the reasons?

SURESH: If you look at the sequential from Wipro Limited's prospective, it is not very much comparable to see a growth because we have Wipro Infotech the domestic business which tends to peak in the fourth quarter. But if you look at the business in terms of Wipro Technology, there has been a sequential growth. The volume growth has been about 6.7%, and consistently for the last five quarters we have had a compounded quarterly growth rate of about 6.5%. We have done about $195 million if you look at the figures of Wipro Technologies, Wipro Spectramind, which is the IT-enabled services business, and Wipro Nervewire the acquisition that we did in May of 2003. A combination all these three have given us about $195 million of revenue for the quarter ending June and the guidance was about $188 million.

This is a positive growth over the Q4 revenue. If you look at the overall YOY in terms of the net income growth, net income growth before any discontinued business, etc. has been about 4%. Thereafter if you look at the income from affiliates and income from discontinued operations, which was in the last quarter of the previous year, last quarter of this year, then the growth comes to be 43%. At a PBIT level we have posted a growth of 4%, PBIT growth for Wipro Technologies has
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been 4%. If you look at the PBIT growth on a sequential basis it has been a decline for Wipro Technologies because there has been a contraction in the margins, and the margin contraction has been about 2.4% that is primarily due to:

      a) We had revenue from IP and product sale in Q4, which did not happen at that proportion in Q1 and that accounts for about 1.5% of our margin.

      b) There has been a reduction in the realization: a) Price that we got from the customer, b) Over run in fixed-priced project and combination of all these factors which is about 1.6%.

But we have seen a recovery in utilization by about three percent in points of utilization and therefore it has impacted operating margins favorably by 1.4%. We have earlier been speaking that we will continue to spend on sales and marketing expenses and it will be higher this quarter than last quarter and therefore you have seen in SG&A an increase by 0.4%. So net-net, on all those four to five accounts that I talked about, there has been a 2.4% decline in the operating margin. So, as far as rupee dollar is concerned, we have proactively done hedging and we have been doing it for the past several years now. So this quarter, that is quarter ending June, we did not have any negative impact. In fact there was a marginal positive impact. Does that explain, do I answer all your questions on that?

VIVEK: Because of the fact that customer were viewing BPO as one more service in the whole line up of services that Wipro Technologies could offer, from a customer viewpoint it made sense to combine the two. So that was one question, the second question in terms of pricing and outlook, if you look at the overall sequential quarter pricing, our pricing fell by 1.4% on onsite and about 2.6% sequentially on offshore.

If you look at the outlook for this, going forward, what we have is that we are seeing a reduction in the pressure on pricing. So what we are seeing is that there is more responsible behavior by our peers in the industry, they are keeping pricing in check, we are also seeing that existing account pressure in terms of re-negotiating at lower pricing is coming down, part of that is being fed by the fact that most of the major companies have already cleared their benches a while ago. Right now even the easily available manpower pool has shrunk. So as a result, all of us have to work harder now to recruit the talent that we need to fulfill our growth pipeline. That is an environment where you see less pricing pressure. So, I think that as a result, our outlook on pricing is cautiously optimistic, we do not want to call an end to pricing too quickly but I do think that we are seeing some signs of stability.

In terms of your question about margins and our outlook on margins, again you have to go back to the drivers for the margins. The reason why the margins fell on a quarter-on-quarter basis was pricing, SG&A investments that we were making, offset by higher utilization, AMS turning in a profit, which is the acquisition made in January that in the first quarter had a loss but this quarter had a profit, and also the fact that we had no foreign exchange impact. As we look forward, we may see attenuation in the pricing that will add to pricing pressure which is negative.

But we do believe that we can take a harder look at our SG&A cost and make sure we focus on investments in a much sharper way and as a result, be able to sustain or even grow our margins with absence of the rupee revaluation impact. The rupee revaluation is anybody's guess, we have seen wide ranges of estimates, so we are not going to try and make a guess as to how the rupee will play out, but I think that holding that aside, we feel that margins should at least be stable.
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CORRESPONDENT: If there has not been an impact of market sagging, why is it Mr.
Premji referred about prices thrice and also about the caution on the impact of further rupee appreciation, how do you balance this?

VIVEK: Because this quarter was an aberration, the last two quarters have had a rupee impact. This quarter we were able to get a very good advantage on our hedging mechanisms, but as the rupee continues to rise, as it does, then it will continue to have an impact.

CORRESPONDENT: In terms of overall portfolio considering the R&D and the enterprise part, What is the big picture, is it just waiting for better days to make a turn around on the technology and the R&D side or is there a conscious attempt from the shareholder point of view to shuffle it more in favor of enterprise, I mean what is the big picture on that?

VIVEK: If you look at the mix of enterprise to technology, once again this quarter sequentially, we saw enterprise grow as a percentage of our total. It means that we are being realistic about where the market place is and where we see the growth is, where you know we are seeing the higher percentage of mix. Even if you look at the last quarter, we had a 6.5% sequential volume growth and in the R&D services, it was less than that. So R&D services continue to be a drag in terms of our overall growth. But we are seeing signs of change in the technologies, R&D services business as well. Our telecom business, which had gone through quite a battering over the last two years, grew sequentially 10% and on a year-on-year basis in the 35% range. So what we saw was that the telecom business was coming back.

We saw continued pressure on the embedded and product engineering business as we tended to have some of that growth go more towards the Indian Development Centers than towards outsourcing providers like us, but we still grew at about a 5% sequential basis. On the telecom service provider side, we had issues of ramp downs in terms of couple of our customers and actually had a de-growth in the telecom service provider segment, but all in all if you look at the outlook for R&D services we are beginning to see some bite or we are beginning to see some traction in that area, and already the gap and growth rates between technology and enterprise is now closing.

CORRESPONDENT: Mr. Paul, where is the price recovery you are talking about coming from, can you throw some light on that? That is one part of the question. You have not given a forecast or some kind of an outlook for the operating margins, last question my colleague asked here. So if you can answer that one as well; and the second part of the question from me is to Mr. Premji, did you mention something about expanding the Sarjapur facility, what exactly did you mean, we did not hear what you said sir if you can elaborate on that?

VIVEK: First of all in terms of pricing, I want to make sure that I do not miscommunicate. I do not want to say that pricing is going to turn up, I am saying it is not going to drop as much as it has in the past. So the sign again is, it is a still negative in the short term, but smaller negatives, which in turn lead to positive at some point in the future, but it is not in the positive state yet. In terms of margin outlook, we do not really gave margin guidance, so I cannot be specific in terms of margin guidance except to repeat what I said earlier, which is absent in the impact of the exchange rate, we feel that the margins should stabilized if not improve a little bit from here on.
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AZIM PREMJI: On Sarjapur, you know we were the pioneers in opening up this entire area because we came here about six years back and our presence here drove the setting up of the roads, drove the acceleration of the ring roads. What we are finding is that the Sarjapur Road, this whole area of Sarjapur is getting increasingly bottle necked. The government is just not investing money to expand it. Power problems continue to be prevalent here. We get increasingly dependent on generating our own power. So, we would just use this facility for very marginal expansion of our training centers. We have no plans at this point of time to use this facility for software development center. We just think this area is not able to support the traffic requirement, the people requirement of a software development center, or for that matter of a BPO center. I would urge the press to be emphasizing this periodically to get the government moving on this, because you are familiar with what had happened to Electronic City, when the roads had not been built properly there and the software industry had to take a morcha to get the government to kick-start some construction work. I think we are heading for a similar situation at Sarjapur. Multiple accidents are taking place on this road because of the way the traffic jams are taking place and it is becoming quite a hazard.

CORRESPONDENT: Mr. Paul, are the new clients coming at above average rates and if indeed they are, what are your average rates onsite and offshore?

VIVEK: While I answer the question, may be Suresh will dig those numbers out. I mean, if you look at the new clients on offshore particularly, we have seen new clients at last quarter had a higher billing rate than the overall average. So, I think that we are seeing some improvement in that. In terms of the exact numbers, we will go to Suresh.

SURESH: In case of offshore, they are better than the current rates. In case of onsite, they are not. Primarily it is because, we have added these two acquisitions of Wipro Nervewire as well as the one in the Utility Practice. Therefore it has to be averaged out. So consequently whatever new business you get, you are primarily in your traditional area, they will not be matching the rates, which has gone up because of the averaging.

CORRESPONDENT: What are these average rates? Mr. Senapathy I mean we cannot get an idea about these average unless you tell

SURESH: No, no. I will give you that. Price realization average for offshore was $3900 and onsite was $9959. Onsite, $9959 USD per month.

CORRESPONDENT: In terms of competitive landscape, especially you know the pressures from MNC vendors and the local vendors, and overall you know that customers are rather loosening up their IT spend per se a little bit more, when compared to the last two quarters. What is the overall scene over there?

VIVEK: Well as you know, let me just take a step back and actually tell you how we described the quarter that went by because that has relevance to your question. You know, the quarter that just went by saw steady quarters. We saw sequential growth of 6.5% in volume. This was the six consecutive quarter in the volume growth. So, we had talked about volume growth that has been the way into the recovery and I think we saw that. We have talked about the fact that pricing would be an issue and we have already discussed the numbers, so we did see pricing being an issue. We
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had also talked about the fact that we would continue to see acquisitions as a core driver for our future and also see our ability to continue and manage an integrated acquisitions group. Wipro Spectramind has already been a success. In addition we have also had AMS turn positive in terms of margins.

So, we actually had a profitable growth on the Energy and Utility consulting business that we bought from them. Within that we saw that the R&D services continued to be a holdback in terms of our growth, and still improving the gap between that closing. So, I think all in all it was a steady quarter, pretty much in line with what we expected. Given that, if you look at the comparative behaviors, I think we are in line with people generally expecting this slow recovery, first on the volume, then on the pricing, and then on the margins.

So, I think we saw substantial, major comparative actions in terms of moving pricing in either direction, in terms of the global players coming to India. We continue to see a lot of articulation of interest, we continue to see them now competing in more and more offers than they were a quarter ago. I think that we are beginning to see them compete more and more, competing primarily in their existing accounts as a way for holding away the onslaught from the Indian IT service providers. So, it is more focused on providing their offshore service to their existing customers. I would say that the comparative landscape has not changed significantly over the past quarter. You know we see the global guys more often, and the mid-level and the smaller tier companies continue to be under pressures. So, we see them less and less.

CORRESPONDENT: How about the moves for H1B visa, there is a lot of noise being made about curtailing or terminating it. Do you see actually how many H1 visas have been used by your company?

VIVEK: You know first and foremost I would like to remind everybody that United States is a democracy and in any democracy you definitely hear many voices. If people outside India listen to every politician speak in India, they might be aghast and you cannot make out whether we are moving forward or moving backwards. So, the reality is that in a democracy, many people will express their opinion. The challenge really is how you make sure that there is no regulatory action that affects your business, and I think as far as that is concerned, NASSCOM has done a very good job of taking forward our stands with the IT Associations in the United States and also with our customer industry associations in the United States.

And this points out the fact that outsourcing to India helps save these companies money, makes them more competitive, as a result increases their hiring power in many areas, and I think that we are getting a fair hearing. Nevertheless there is a lot of uncertainty right now in the United States as to what the state of the economy is and I think in a weak economy there might be some success in even getting a regulatory stopper. So, I think that my three messages would be, first and foremost, do not worry too much about every headline you read because it is a democracy. Number 2, that a lot will depend on the state of the US economy as to whether any regulatory action will be taken or not, and number 3, NASSCOM and all its member companies are doing all of their best to make sure that we fore stall any regulatory action.

CORRESPONDENT: Due to the visa issues, do you feel that you will be hiring more US workers rather than sending Indian workers from here?
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VIVEK: Well, you know as a result of our acquisitions we already have some growing work force in the United States, in Europe, and I think that we will continue to expect that to grow. You know our own sense is that just because of the visa issue, we cannot just replace a US worker with Indian workers because many of the times when we send people on visas, they are there to do knowledge acquisition and capture, so that we can take the work offshore. So, sending somebody else in who does the knowledge acquisition but is not going to come back to India with the knowledge, it is not going to be meaningful.

So, I do not think there is a one for one replacement, but clearly it has been our proclaimed goal for many quarters now that we do want to have a diverse workforce and we will continue to work in that direction.

CORRESPONDENT: Mr. Paul, Is Nervewire profitable, and if not, when is it likely to be profitable?

VIVEK: Nervewire is not profitable. We have consolidated their results since May. So, we had a couple of months before the results and in the last quarter it lost money. It lost money first and foremost because of the retention bonuses that we pay as a part of any acquisition. We understand that services and companies are about people and you know it is equally important to pay the employees or the shareholders to make sure that the transaction goes through smoothly. The second thing which was perhaps a little bit more disappointing than our expectations was that Nervewire also had an operating loss and the reason for that operating loss was that in the wake of the acquisition, a couple of their customers pushed out some large projects that they were considering. As a result the revenue did not come in at the level it was expected in the last two months.

We are pushing pretty hard to get those revenues in the coming quarter or the quarter after, but this Nervewire acquisition is too early into Wipro to give you a very clear consistent view on that outlook. We are, however, recognizing that it is a new piece and separate, we will be reporting it separately on a segment wise basis quarter after quarter until perhaps next year when it becomes stable and like we did with other acquisitions, we merge it into Wipro Technologies segment.

SURESH: Just a supplement for the quarter ending June 2003, we had got an operating loss of Rs. 105 million on account of Wipro Nervewire and the lost expectation for the current quarter will be of a similar magnitude. So, we will take few quarters to make it profitable and it will not be as quickly as that we did vis-a-vis the Utility business acquisition where March ended quarter was a loss and quarter ended June it has become profitable.

CORRESPONDENT: What is happening for margin numbers, how do you see it going forward for the year, because the markets are really quite worried that the operating margins of technology companies are going down. What is the clear view as of now?

SURESH: Yeah. At the cost of repeating that, the operating margin has declined sequentially by about 2.4% from March quarter to June quarter. Some of the customers have lower rates than we agreed upon, there was in fixed price projects overrun, and combination of various factors, we have lost about 1.6% in realization from customers.
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But there is utilization improvement and that has impacted the margins favorably by about 1.4%. Like we have stated before, SG&A, sales and marketing expenses, we are continuing to spend on increased head count in the overseas market, brand promotions and so on. That has increased about 0.4% from Q4 to Q1.

So considering all these four or five factors that I talked about on a neck-to-neck, there was a decline of about 2.4%. In the quarter ending June, we had a favorable impact, marginally favorable impact on the rupee exchange versus dollar. But as you know it has generally been impacting unfavorably to many. We have had that impact quarter ending March and before, and going forward expecting the rupee dollar exchange would be adverse. So, as Vivek had mentioned earlier, the going forward outlook is but for the rupee dollar correction which is not under our control, we would expect stability, if not improvement in the operating margin in the IT services, but the same thing equally holds good for our BPO services too.

CORRESPONDENT: Can you comment on the salary increment as a result of these acquisitions, since most of these people are coming in at very senior levels?

VIVEK: I think that in terms of the salary increments for the people that we have obtained through acquisition, we haven't seen any particular unusual salary increments for them. So, when they come in, you know, if they were on a normal salary cycle of certain months, may be it got delayed by three months, but they didn't see any acceleration. So, we were not doling out incremental salary increases to the people that we were getting through acquisition. In terms of the Wipro Technologies work force themselves, I think that, you know, we have a salary increment that we are planning that will probably kick into place on October 1, but that is something that we are still working through.

CORRESPONDENT: Can we have the expenses figure and the breakups for this quarter?

SURESH: Well, it is there on the website, we have put the whole Indian and the US GAAP on the website. I have it here, but why take everybody's time. I think it is there available and off line we can get you the number.

CORRESPONDENT: You expect us to go to the website and see rather than getting it here? At least the overall picture? Broadly you can give the figure. I have no access to website like you have. It takes a whole lot of time to download.

SURESH: I can give you a copy of the accounts if you want. Unless you can specifically ask any particular area you want, for example, we have Wipro Limited as a whole in terms of expenditure, Wipro consolidated, Indian GAAP, US GAAP, and then we have the segment report of Wipro Technologies, Wipro Infotech, and so on.

CORRESPONDENT: No, if you could say how much you made provision for depreciation and say the taxation, then we get how much the net income would have made.

SURESH: I guess that is given in the Balance sheet, in the press release, if you see the last few sheets, last two pages has got the accounts at a broad level with the notes as well.
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CORRESPONDENT: So, how far has your hedging gone? Actually how much are you proactively involved in that? What is the forward premium you are taking to protect against the rupee appreciation? Could you share that?

SURESH: We have today almost about $150 million of dollars hedged forward. It is not practical for us to be granular on this issue. Also, even if I were to tell you the rates, it is a function of the forward premiums; forward that I have taken is up to September, up to December, up to March. So it is not possible for you to make the comparison versus somebody else's. So unless I give you data on a fully granular basis it is not meaningful and it is impractical for us to give you data on a fully granular basis.

CORRESPONDENT: But you are betting on a strong rupee?

SURESH: No, we don't bet on a strong rupee or we don't bet on a weak rupee. We bet on the fact that we do business and we must assure that the profits we anticipated from that business are booked to us. So, we don't speculate in deciding whether the rupee is going to be firm or the rupee is going to be weak. Whatever hedge instruments are available as per the law, whatever forward booking is available as per the law, we try to optimize it from the point of view of risk mitigation. We are not a foreign exchange dealer.

Hedging is not necessarily meaning we are indulging into any speculation, because any point of time there are dollar exposures, we have specific dollar exposure, because,

      a. We have cut out invoices and we are expecting realization of those invoices to have taken place.

      b. We also take contrast for which we will be spending dollars and some money would come in the form of dollars, and therefore you need to hedge them to make sure that your protection is there to the extent possible on mitigating this. So, it is not speculative.

AZIM PREMJI: Can we get on to some other questions now. I think we have talked enough about foreign exchange. Can we have some more questions?

CORRESPONDENT: Mr. Senapathy, you are looking at more offshore work, does it mean that your tax incidence will come down?

SENAPATHY: If it is more onsite?

CORRESPONDENT: Offshore, offshore work.

SENAPATHY: Yes, if it is more offshore, of course tax incidence would come down.

CORRESPONDENT: So, could you quantify the kind of tax range possibly you could have in the coming quarters perhaps?

SENAPATHY: That would mean, I have to give you an estimate of what exactly is happening line by line, so let's get more specific

CORRESPONDENT: What is your outlook for the onsite offshore mix?
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SENAPATHY: What we are saying is that currently the onsite offshore mix for the quarter ending June has been almost similar to the quarter ending March. Our endeavor is to bring it down, enhance the component of offshore. We are working on it and I think we should be able to see some results in the next few quarters.

CORRESPONDENT: On the health care vertical of yours, how is it doing in terms of moving ahead, A) Have you broken even, if you have broken even and going ahead, how does a particular segment look?

VIVEK: I think it is going through a restructuring. So, sequentially it declined quarter on quarter in terms of overall revenue. In terms of overall margin, it is too small to measure just that individual operating margin because there are too many allocations for it to be meaningful. But, our view on the health care business is that it represents a big opportunity for us. We continue to invest in it and we continue to open new accounts, in the last quarter one of the accounts we opened was to set up a CD image rendering lab for one of the major hospitals in the United States.

CORRESPONDENT: I think you said that the AMS acquisition had gone off quite well. Can you spell that out?

VIVEK: May be I can ask Sudip Banerjee who runs our Enterprise Solutions Business to perhaps just take the mike and talk a little bit about what is going on in the AMS acquisition. Sudip is our President for Enterprise Solutions Business.

SUDIP BANERJEE: As you are aware we bought the global energy practice of AMS in January of this year. The first quarter as was reported, was going through the integration process and we had the value proposition rolled out in terms of both the consulting and the listing utilities business. The quarter which has just gone by, has been a very good quarter for us from the AMS business point of view. We have grown sequentially significantly above our own expectations in that part of the business. We have added on new clients both for existing consulting services which have been offered to our customers who were there in the E&U business, as well as selling consulting services and offshore services to other customers which were there, and that came in from the acquisition. In terms of all the employees, they are fully integrated into the company.

As you are aware, the person who now runs the Energy and Utilities vertical is from the acquired piece. There are other management changes within and we have transferred people from our existing Energy and Utilities business in to that part of the business. Similarly, from the acquired business, we have transferred some senior people in to other parts of the Wipro Enterprise Organization.

CORRESPONDENT: You talked very strongly about the lack of infrastructure, so what do you propose to do?

AZIM PREMJI: I will build a base for it, we will do the morcha. You know otherwise nobody will do anything here.

CORRESPONDENT: No, actually this is a serious issue. You talked about roads and bottlenecks
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AZIM PREMJI: It is a serious issue. You have come here, so you have realized it.
Haven't you?

CORRESPONDENT: Yeah, it is quite bumpy. But, have you not yet taken up with the civic authorities, and has there not been any response?

AZIM PREMJI: We have taken it up, without question we have taken it up. And the way the land is being converted for commercial use and for residential use, I think traffic will come to a halt here in the next one year or one and a half year. I mean every nook and corner of the land is being converted and it is completely choking this area.

CORRESPONDENT:  What is the average power cut that you have, for our details?

AZIM PREMJI: We have frequent power cuts, which is an irritation. So, we have a lot of senior customers who visit here and in a meeting, which lasts for one hour you, will you have four power cuts. It is a major embarrassment. At one stage we show them world class facilities, world class quality, world-class delivery, and in one-hour meeting you have four times that the power goes off. I am sure you all experience it at home also.

CORRESPONDENT: So, you feel there have been an unchecked commercial growth and this is leading to congestion?

AZIM PREMJI:And the systems have not got the capacity to take it.

CORRESPONDENT: Mr. Premji isn't it true that your employees also add to the traffic?

AZIM PREMJI: Please note that we don't have any software facilities here. So, it encourages our senior management here to spend more time at our development centers, which in a way is good.

CORRESPONDENT: Mr. Premji isn't it true that most of the space that has been taken up by Wipro employees.

AZIM PREMJI: No sir. You know, the fact here is that people like to live closer to where they work. The total number of employees we have in this facility is below 400. The total number of employees we have in Electronic City is probably today above 6500-7000. So, this is a very small part of our operation in terms of employee density, very small part. Then I wouldn't think that more than 20% of those 400 employees would be living in this area. So, that is about 80 families.

Thank you very much.